AKBANK

RECEIVED
2005 JAN 31 P 3:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34825


05005666

26.01.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed press release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Hayri Çulhacı

EVP - Strategy and
Corporate Communications

Enclosures;

Corporate announcement dated 26. Jan. 2005

PROCESSED
FEB 09 2005
THOMSON
FINANCIAL

6115-1/2003(45)

LNDOCS01/383038.1

Sabancı Center 4. Levent 34330 İstanbul Tel: (0212) 270 26 66 - 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43

File No : 82 - 34825

PRESS RELEASE

AKBANK has signed the agreement to acquire the remaining shares of BNP-AK-Dresdner Bank from BNP Paribas and Dresdner Bank.

Akbank has signed "Shares Sale and Purchase Agreement" to purchase 60% of the shares of BNP-Ak-Dresdner Bank. In accordance with the agreement signed on 26th January 2005 between BNP Paribas, Société Jovacienne de Participations and Dresdner Bank AG, Akbank will purchase the entire shares at a value of 57,294,000 Euros.

Akbank and BNP Paribas established the partnership in 1985 and Dresdner Bank joined in 1988 to form BNP-Ak-Dresdner Bank.

Akbank held 40%, while BNP Paribas and Dresdner Bank AG held 30%, respectively, of the shares of BNP-Ak-Dresdner Bank.

The consolidated assets of BNP-Ak-Dresdner Bank is $387,000,000 as of September 2004 and it has a single branch office in İstanbul.